Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter Ended March 31, 2018 Financial Results

First Quarter Net Revenues were RMB1.3 Billion exceeding the high end of the guidance

Net Income Attributable to Autohome Inc. Increased 47.5% Year-over-Year to RMB482.8 Million

BEIJING, May 8, 2018 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights1

•	Net Revenues in the first quarter of 2018 were RMB1,288.1 million ($205.3 million), exceeding the high end of the Company’s original guidance of RMB1,250.0 million ($199.3 million).

•	Net revenues excluding direct vehicle sales achieved 32.6% year-over-year growth.

•	Net Income attributable to Autohome Inc. increased 47.5% year-over-year to RMB482.8 million ($77.0 million).

Adoption of ASC 606, Revenue from Contracts with Customers

In May 2014, the FASB issued a new standard related to revenue recognition and further issued several amendments and updates to the new revenue guidance. The Company has finalized its analysis and the most significant impact is the change from the presentation of value-added tax on a gross basis to net basis. The Company adopted this guidance effective January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

To provide investors with meaningful year-over-year comparison, the Company has provided a reconciliation table for the impact of adopting this new revenue guidance for the first quarter of 2018 and corresponding period in 2017 as adjusted, which was related to the change in presentation of value-added tax from gross basis to net basis.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.2726 on March 30, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

	For the three months ended March 31, 2018
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	619,199	(35,049)	584,150
Leads generation services	703,218	(92,388)	610,830
Online marketplace and others	101,459	(8,385)	93,074

Total net revenues	1,423,876	(135,822)	1,288,054

Cost of revenues	(214,169)	68,028	(146,141)

Gross profit	1,209,707	(67,794)	1,141,913

Operating profit	523,207	—	523,207
Net income attributable to Autohome Inc.	482,783	—	482,783

	For the three months ended March 31, 2017
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	515,682	(30,048)	485,634
Leads generation services	537,987	(70,416)	467,571
Online marketplace and others	294,692	(41,117)	253,575

Total net revenues	1,348,361	(141,581)	1,206,780

Cost of revenues	(444,593)	95,778	(348,815)

Gross profit	903,768	(45,803)	857,965

Operating profit	357,449	—	357,449
Net income attributable to Autohome Inc.	327,417	—	327,417

For the ease of readers, the operational results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

First Quarter 2018 Operational Highlights

•	Mobile Traffic Leadership Continues: According to Quest Mobile, during the first quarter of 2018, the number of average daily unique visitors who accessed the Company’s primary “Autohome” application reached 10.1 million, representing an increase of 34.5% compared with the first quarter of 2017, further strengthening the Company’s dominant position among auto vertical applications in China.

•	Nationwide SaaS Platform Expansion on Track: The Company’s SaaS Platform for used car dealers now covers over 35,000 dealers as of March 2018. This one-stop total solution for used car dealers offers many innovative services, including reliable used car sourcing, inventory management, customer relations management (“CRM”), online marketing and channel management, as well as a wider array of financing options that enable used car dealers to strengthen leads generation, increase sales and improve inventory turnover.

•	Successful Augmented Reality Automobile Show: The Company implemented the use of its Augmented Reality Automobile Show (the “AR Auto Show”), for the recent Beijing International Automobile Exhibition during April 25 to May 4, 2018, in order to enhance user engagement and interaction. The AR Auto Show attracted 21 branded automakers with over 100 automobile styles on display. This resulted in over 41 million unique visitors with approximately 80% originating from tier 2 and below cities. In addition, the cumulative page view of the AR Auto Show was over 200 million.

Mr. Min Lu, Chairman of the Board and Chief Executive Officer of Autohome, stated, “During the first quarter of 2018, we continued to experience strong growth in all aspects of our businesses and exceeded our top line guidance. Our solid operational and financial performance reflects the successful execution of our key growth strategies, including stimulating overall quality traffic, expanding consumer audiences of our targeted groups such as the young generation, broadening and customizing content, increasing user loyalty, advancing big data technology, which all bode well to drive the growth of our core media and lead generation businesses as well as our new initiatives for auto-financing and data product suites. With a solid start to the year, I am confident in our ability to continue optimizing these four pillars of our business by leveraging Autohome’s preferred media channels, leading traffic generation, enhanced user engagement, and precise transaction matching, to further reinforce our strengths and competitive advantages as the leading online destination for automobile consumers in China.”

Mr. Jun Zou, Chief Financial Officer, added, “The increases in both net revenues and net income for the first quarter of 2018 demonstrate our ability to drive consistent revenue and profit growth by leveraging our solid expansion plan for both core and new businesses, as well as efficient cost control. Looking ahead to the remainder of the year, we will continue to strengthen the foundation of our business by focusing on planned strategic initiatives, prudent investment and value creation to capture the large and growing number of opportunities in the market.”

Overview of Key Financial Results for First Quarter 2018

Key Financial Results

(In RMB Millions except for per share data)	1Q2017	1Q2018	% Change
Net Revenues	1,206.8	1,288.1	6.7%
Net Income attributable to Autohome Inc.	327.4	482.8	47.5%
Adjusted Net Income attributable to Autohome Inc.[2]	367.2	520.0	41.6%
Diluted Earnings Per Share[3]	2.80	4.05	44.6%

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited First Quarter 2018 Financial Results

Net Revenues

Net revenues in the first quarter of 2018 were RMB1,288.1 million ($205.3 million) compared to RMB1,206.8 million in the corresponding period of 2017.

•	Media services revenues increased 20.3% to RMB584.2 million ($93.1 million) from RMB485.6 million in the corresponding period of 2017. The increase was mainly attributable to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to Autohome, with increasingly diversified and optimized portfolio of products being offered.

•	Leads generation services revenues increased 30.6% to RMB610.8 million ($97.4 million) from RMB467.6 million in the corresponding period of 2017. The increase was primarily attributable to a 17.6% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services, as well as an expanded dealer client base.

•	Online marketplace and others revenues were RMB93.1 million ($14.8 million) compared to RMB253.6 million in the corresponding period of 2017. This was a result of the Company’s strategy to de-emphasize direct vehicle sales and focus on facilitating transactions. Online marketplace and others revenues in the first quarter of 2018 consisted of revenues related to new car and used car marketplace, auto-financing business, data products and others. Excluding the revenues from direct vehicle sales, online marketplace and others would have increased substantially to RMB93.1 million ($14.8 million) from RMB18.5 million in the corresponding period of 2017.

Cost of Revenues

Cost of revenues decreased 58.1% to RMB146.1 million ($23.3 million) from RMB348.8 million in the corresponding period of 2017, primarily due to a decrease in cost of goods sold related to direct vehicle sales. Excluding the cost of direct vehicle sales, cost of revenues would have increased 24.3% to RMB146.1 million ($23.3 million) from RMB117.6 million in the corresponding period of 2017. In addition, cost of revenues included share-based compensation expenses of RMB1.1 million ($0.2 million) during the first quarter of 2018, compared to RMB4.1 million for the corresponding period of 2017.

Operating Expenses

Operating expenses increased 24.0% to RMB689.7 million ($110.0 million) from RMB556.4 million in the corresponding period of 2017. This increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses increased 29.9% to RMB398.0 million ($63.5 million) in the first quarter of 2018, compared to RMB306.3 million in the corresponding period of 2017. The increase was primarily attributable to an increase in offline execution and branding expenses as well as salaries and benefits. Sales and marketing expenses for the first quarter of 2018 included share-based compensation expenses of RMB11.5 million ($1.8 million), compared with RMB10.7 million in the corresponding period of 2017.

•	General and administrative expenses increased 4.1% to RMB62.9 million ($10.0 million) from RMB60.4 million in the corresponding period of 2017. The increase was primarily attributable to an increase in share-based compensation expenses. General and administrative expenses for the first quarter of 2018 included share-based compensation expenses of RMB12.2 million ($1.9 million), compared with RMB9.3 million in the corresponding period of 2017.

•	Product development expenses increased 20.6% to RMB228.8 million ($36.5 million) from RMB189.7 million in the corresponding period of 2017. This increase was primarily attributable to an increase in salaries and benefits associated with growth in product development headcount, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Product development expenses for the first quarter of 2018 included share-based compensation expenses of RMB11.3 million ($1.8 million), compared with RMB14.5 million in the corresponding period of 2017.

Operating Profit

Operating profit increased 46.4% to RMB523.2 million ($83.4 million) from RMB357.4 million in the corresponding period of 2017.

Income tax expense

Income tax expense increased 51.1% to RMB103.9 million ($16.6 million) in the first quarter of 2018, from RMB68.8 million in the corresponding period of 2017, primarily attributable to an increase in taxable income.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 47.5% to RMB482.8 million ($77.0 million) from RMB327.4 million in the corresponding period of 2017. Basic and diluted earnings per share and per ADS (“EPS”) were RMB4.11 ($0.66) and RMB4.05 ($0.65), respectively, compared with basic and diluted EPS in the corresponding period of 2017 of RMB2.83 and RMB2.80, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 41.6% to RMB520.0 million ($82.9 million) from RMB367.2 million in the corresponding period of 2017. Non-GAAP basic and diluted EPS were RMB4.43 ($0.71) and RMB4.36 ($0.70), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2017 of RMB3.18 and RMB3.13, respectively.

Balance Sheet and Cash Flow

As of March 31, 2018, the Company had cash and cash equivalents and short-term investments of RMB7,963.6 million ($1,269.6 million). Net cash provided by operating activities in the first quarter of 2018 was RMB421.4 million ($67.2 million), compared with RMB485.9 million in the corresponding period of 2017.

Employees

The Company had 3,977 employees as of March 31, 2018.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,780 million ($283.8 million) to RMB1,800 million ($287.0 million) in the second quarter of fiscal year 2018, representing a 25.2% to 26.6% year-over-year increase. If excluding direct vehicle sales, this represents a 29.6% to 31.1% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Starting on January 1, 2018, Autohome adopted a new revenue recognition accounting standard ASC 606. Under ASC 606, the most significant impact on Autohome will be the change from presentation of value-added tax on gross basis to net basis. The above guidance reflects revenues net of value-added tax under the new revenue recognition standard. If presented on gross basis including value-added tax, the same basis as that for the year 2017, net revenues are expected to be between RMB1,950 million ($310.8 million) to RMB1,970 million ($314.1 million) in the second quarter of fiscal year 2018.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 8, 2018 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong:	+852-3027-6500
China Domestic:	8009-880-563
United Kingdom:	0800-026-1542
International:	+1 646-722-4977
Passcode:	84101341#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 14, 2018:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319289894#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Fang Liu

Tel: +86-10-5985-7482

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended March 31[4],
	2017	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Media services	515,682	584,150	93,127
Leads generation services	537,987	610,830	97,381
Online marketplace and others	294,692	93,074	14,838

Total net revenues	1,348,361	1,288,054	205,346

Cost of revenues	(444,593)	(146,141)	(23,298)

Gross profit	903,768	1,141,913	182,048

Operating expenses
Sales and marketing expenses	(306,328)	(398,032)	(63,456)
General and administrative expenses	(60,381)	(62,880)	(10,025)
Product development expenses	(189,726)	(228,790)	(36,475)

Total operating expenses	(556,435)	(689,702)	(109,956)

Other income, net	10,116	70,996	11,318

Operating profit	357,449	523,207	83,410

Interest income	38,890	64,042	10,210
Loss from equity method investments	(2,619)	(1,890)	(301)

Income before income taxes	393,720	585,359	93,319

Income tax expense	(68,785)	(103,905)	(16,565)

Net income	324,935	481,454	76,754

Net loss attributable to noncontrolling interests	2,482	1,329	212
Net income attributable to Autohome Inc.	327,417	482,783	76,966

Earnings per share for ordinary shares
Basic	2.83	4.11	0.66
Diluted	2.80	4.05	0.65

Weighted average shares used to compute earnings per share

Basic	115,578,134	117,323,795	117,323,795
Diluted	117,132,322	119,164,166	119,164,166

Other comprehensive income attributable to Autohome Inc., net of tax of nil
Foreign currency translation adjustments	(5,488)	(24,844)	(3,961)

Comprehensive income attributable to Autohome Inc.	321,929	457,939	73,005

[4]	The operating results for the first quarter of 2017 has not been restated and were presented on a gross basis with the net revenues and cost of revenues including value-added tax, while those for the first quarter of 2018 were presented on net basis, with the net revenues and cost of revenues excluding value-added tax.

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2017	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	327,417	482,783	76,966
Plus: income tax expense	68,785	103,905	16,565
Plus: depreciation of property and equipment	19,616	21,263	3,390
Plus: amortization of intangible assets	1,145	2,904	463

EBITDA	416,963	610,855	97,384

Plus: share-based compensation expenses	38,653	36,035	5,745

Adjusted EBITDA	455,616	646,890	103,129

Net income attributable to Autohome Inc.	327,417	482,783	76,966
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,138	181
Plus: share-based compensation expenses	38,653	36,035	5,745

Adjusted Net Income attributable to Autohome Inc.	367,208	519,956	82,892

Non-GAAP Earnings per share for ordinary shares
Basic	3.18	4.43	0.71
Diluted	3.13	4.36	0.70

Weighted average shares used to compute earnings per share

Basic	115,578,134	117,323,795	117,323,795
Diluted	117,132,322	119,164,166	119,164,166

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	911,588	833,897	132,943
Short-term investments	7,242,636	7,129,721	1,136,645
Accounts and notes receivable, net	1,893,737	1,726,995	275,324
Amounts due from related parties, current	24,502	45,956	7,326
Prepaid expenses and other current assets	186,123	360,132	57,414

Total current assets	10,258,586	10,096,701	1,609,652

Non-current assets
Restricted cash, non-current	—	5,000	797
Property and equipment, net	130,322	115,088	18,348
Goodwill and intangible assets, net	1,555,201	1,552,298	247,473
Long-term investments	147,929	146,046	23,283
Deferred tax assets	174,620	166,552	26,552
Other non-current assets	28,317	25,531	4,070

Total non-current assets	2,036,389	2,010,515	320,523

Total assets	12,294,975	12,107,216	1,930,175

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	1,658,934	1,527,341	243,494
Advance from customers	70,454	59,895	9,549
Deferred revenue	1,409,485	1,438,085	229,265
Income tax payable	144,379	155,687	24,820
Amounts due to related parties	10,285	10,400	1,658
Dividends payable	595,779	—	—

Total current liabilities	3,889,316	3,191,408	508,786

Non-current liabilities
Other liabilities	32,122	32,122	5,121
Deferred tax liabilities	438,251	448,264	71,464

Total non-current liabilities	470,373	480,386	76,585

Total liabilities	4,359,689	3,671,794	585,371

Equity
Total Autohome Inc. Shareholders’ equity	7,951,637	8,453,102	1,347,623
Noncontrolling interests	(16,351)	(17,680)	(2,819)

Total equity	7,935,286	8,435,422	1,344,804

Total liabilities and equity	12,294,975	12,107,216	1,930,175